EXHIBIT 99.10

Consent of Greg Matheson

The undersigned hereby consents to being named as having approved the disclosure of certain scientific and technical information contained or incorporated by reference in, as well as the reference to their name, in each case where used or incorporated by reference in (i) the Annual Report on Form 40-F for the year ended December 31, 2023 of New Found Gold Corp. (the “Company”) and (ii) the Registration Statement on Form F-10 of the Company (File No. 333-266285).

/s/ Greg Matheson

Greg Matheson, P. Geo., Chief Operating Officer

Date: March 21, 2024